SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM N-18F-1


                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940








                  PILGRIM WORLDWIDE EMERGING MARKETS FUND, INC.
                  ---------------------------------------------
                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION


     The undersigned registered open-end investment company, Pilgrim Worldwide Emerging Markets Fund, Inc. (the "Fund"), hereby notifies the Securities and Exchange Commission that the Fund elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the city of Phoenix and the state of Arizona on the 21st day of August, 2000.


                       Signature:  Pilgrim Worldwide Emerging Markets Fund, Inc.
                                   ---------------------------------------------
                                             (Exact Name of Registrant)



                                      By: /s/ James M. Hennessy
                                          --------------------------------------
                                          James M. Hennessy
                                          Executive Vice President and Secretary

Attest: Kim Anderson
       -------------------------------
       Name: Kim Anderson
       Title: Assistant Vice President